Mail Stop 3561

August 10, 2007

Steven A. Casciola
President
Salon City, Inc.
909 North Palm Avenue, Suite 311
West Hollywood, CA 90069

> **Re: Salon City, Inc.**
> **Registration Statement on Form 10-SB**
> **Filed July 16, 2007**
> **File No. 000-52729**

Dear Mr. Casciola:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise to remove marketing language throughout the registration statement or provide us with objective evidence that such marketing claims are accurate. For example, your relationship with "top distributors in the world" on page 4, your mention of "web fans" on page 4, your reference to "successful competitive strategies" in a risk factor on page 5, that Mr. Casciola opened two "successful" salons on page 11 and wrote columns that have appeared in "influential" magazines on page 12. These are meant as examples and are not all-inclusive.

Steven Casciola
Salon City, Inc.
August 10, 2007
Page 2

Description of Business, page 3

2. Please significantly revise this section to provide more detail and clarity in
    regards to all material aspects of your business, including a summary of how you
    generate revenue for each product or service you offer. Please note, while it is
    appropriate to discuss your aspirations as a business, this should be preceded by a
    robust description of your current business as it is today. Accordingly, your
    discussion should focus first on a description of your magazine business, which
    appears to be your primary generator of current revenue. In addition, with respect
    to any future or anticipated business plans, describe what stage of development
    you are at for each product or service you intend to offer, the steps you have taken
    to date to implement your plans, their timeline and anticipated costs, and how you
    intend to fund them. Please also revise to include your revenues and net profit or
    loss for the last audited period and interim stub and to disclose the going concern
    opinion of your certified public accountant. Refer to Section 101 of Regulation S-
    B.

3. Discuss in greater detail your distribution agreements with Time Warner Retail
    and Kable Distribution News and file them as exhibits if material.

4. Please provide us with backup supporting the following assertions or revise to
    remove:
    * Page 3: "We have built a globally respected brand associated with a positive,
      balanced lifestyle vision for both the beauty industry and public."
    * Page 4: Members of our media artists group "are all talented communicators."
    * Page 4: "We will develop marketing and distribution partnerships with many
      new products seeking our branding support."

Competition, page 5

5. Please significantly expand upon your disclosure to provide more detail regarding
    the competition you face. Please discuss the competition you face with each of
    your business models or concepts. Also, explain how the "trustworthy advice" of
    your distributors relates to the basis upon which you compete. See Item 101(b)(4)
    of Regulation S-B.

Risk Factors, page 5

6. Please add a risk factor to discuss the business initiatives that are in the
    development stage and the risks inherent in early stage initiatives. Also discuss
    the risks that stem from your pursuing multiple initiatives simultaneously.

7. Please add a risk factor to disclose the fact that your stock is a penny stock and discuss the limitations and risks associated with being a penny stock. Refer to Exchange Act Rules 15g-1 through 15g-9.

8. Please add a risk factor discussing the limited liquidity of your stock.

Lack of adequate capitalization, page 6

9. Please expand this risk factor to quantify, to the extent practicable, how much near-term capital is needed. Also, disclose here how long you can continue without raising additional capital, and disclose the going-concern opinion of your certified public accountant.

Undeveloped sources of revenue, page 6

10. Expand your disclosure to detail each of your plans to develop additional sources of revenue, and disclose your expected time for their implementation.

Management's Discussion and Analysis or Plan of Operation, page 7

11. Please substantially revise this section to provide more detail and clarity. Note that MD&A should provide a narrative explanation that allows investors to see the company through the eyes of management. MD&A is not meant to include disclosure that is more appropriately located in the business section. As such, please revise your disclosure to limit the amount of business background or aspirations, and provide management's perspective and analysis of the numbers that have changed materially in the financial statement. Refer to SEC Release No. 33-8350 dated December 19, 2003. Include in your disclosure the business reasons underlying changes between periods and discuss any material trends. In addition, include a discussion of how long you can presently continue to satisfy your cash requirements before additional funding will be necessary to sustain the business. See Item 303 (a)(1)(i) of Regulation S-B.

12. Your disclosure here and in the notes to the audited financial statements is extremely unclear. We note a sole proprietorship launched in the fall of 1995 identified as SC Communications. We note a second sole proprietorship launched in 1998 identified as Salon City Press Club. We note that production began in 2000 for the SunFun Beauty Festival and publication began in 2001 for the Salon City Star Magazine. It is not clear, however, which of these businesses is fully owned and operated by the registrant Salon City, Inc. If these businesses are part of Salon City, Inc., please significantly expand your disclosure to clearly and fully explain how and when each business was contributed to Salon City, Inc.

Revenue, page 7

13. Please revise your disclosure to separately discuss each source of revenue.

14. With the exception of the first paragraph, please remove each paragraph under this section as none of the paragraphs are relevant to your discussion of revenue.

Expenses, page 8

15. Please expand your discussion about the key factors that influenced 2007's Q1 performance. For example, we note that one of the key factors influencing performance in 2007 is the fall-out effect from the September to December failure of Fountain Capital Fund to perform their agreement. Please disclose the nature of this agreement and how it impacted your performance. Also, define what you mean by the term "green light." In addition, please disclose why professional advertisers were "unable" to advertise. Specify the promotional and marketing costs associated with the launch of the new magazine.

16. We note a number of references to distributors. Please separately quantify the amount paid to distributors for each period presented.

Net Loss, page 9

17. Please disclose the kind of services rendered to you by consultants in exchange for the $1,969,228 common stock issued in 2006.

Security Ownership of Certain Beneficial Owners and Management, page 10

18. Please clarify why the nature of Ms. Casciola's ownership is reflected as indirect on the beneficial owner table but direct on the directors and officers table and revise if necessary.

19. Tell us why the number of shares owned by Mr. Casciola is lower here than the amount issued to him in 2005 according to the recent sales of unregistered securities section on page 15 and reconcile if necessary.

Certain Relationships and Related Transactions, page 13

20. Please disclose the date in 2007 when the 12,156,400 shares were received by you as full repayment of the $243,123 borrowed.

Description of Securities, page 13

    21. Please clarify how many shares of your outstanding common stock are freely tradable, and tell us the basis upon which these shares are freely tradable.

Part II

Market Price, page 14

    22. Please revise the low share price for the period 9/30/2006 or clarify.

Recent Sales of Unregistered Securities, page 15

    23. For securities sold other than for cash, please describe the type and amount of consideration received by you. For example, disclose the consideration received for the shares issued on March 15, 2005 and October 17, 2006 or revise to clarify that these securities were sold for cash. Also, clarify the amount of shares issued on February 14, 2006. Refer to Item 701 of Regulation S-B.

Interim Financial Statements
Balance Sheet, page 21

    24. Please explain to us the reason for the significant increase in accounts receivable during 2007. As part of your analysis, tell us the credit terms you extend to your customers. In addition, tell us the amount of accounts receivable that have been subsequently collected in cash. For all amounts not subsequently collected in cash, explain to us the basis for you assuming collectibility.

    25. We note $52,785 recorded as deferred revenue as of December 31, 2006. Please explain to us why there were no amounts recorded as deferred revenue as of March 31, 2007.

Statement of Stockholders' Equity (Deficit) for the Year ended December 31, 2006, page 33

    26. We note that a stock subscription receivable was recorded during the year ended December 31, 2005, and then was reversed in the year ended December 31, 2006 and labeled "uncollectible." We also note that the receivable is now recorded on the interim balance sheet as of March 31, 2007. Please explain to us the details of these transactions including the basis for the amount recorded at each balance sheet date stated above.

Statements of Cash Flows for the years ended December 31, 2006 and 2005

27. Please provide a statement of cash flows for the years ended December 31, 2006 and 2005 as required by Item 3-10(a) of Regulation S-B.

Note 1: Summary of Significant Accounting Policies, page 34
Revenue Recognition, page 35

28. Please provide a revenue recognition policy for each source of revenue as it appears that you derive revenue from a number of different products and services. In addition, please ensure that your accounting policy is meaningful, enlightening, and in conformity with SAB Topic 13.B. For example, you state that advertising services are earned and measurable upon completed performance. However, it is unclear how and when performance becomes complete.

29. We note that your website offers monthly and annual membership packages with various features including magazine subscriptions, advertising, attendance to events, etc. Discuss both how you recognize revenue upon the sale of these packages and how your accounting is in compliance with EITF 00-21.

Rent Expense

30. We note that office space has been provided to the company by the President free of charge and that you believe the effect of recognizing such rent expense is immaterial to the financial statements. As all costs of doing business should be recorded in the financial statements pursuant to SAB Topic 1:B, we believe that this expense should be recorded in your financial statements. Please revise.

Note 6: Segment Reporting, page 43

31. We note that *Salon City Magazine* is currently sold in 30 countries worldwide. Please disclose revenues from external customers attributed to the United States and attributed to all foreign countries in accordance with paragraph 38 of SFAS 131.

32. Please provide the disclosure required by paragraph 37 of SFAS 131 for each of your products and services.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3412 if you have any other questions.

Regards,

Amanda McManus
Branch Chief – Legal

cc: Via Facsimile (888) 608-5705
Jared Febbroriello
JPF Securities Law